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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                  Commission File Number 0-29752

                        Leap Wireless International, Inc.
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             (Exact name of registrant as specified in its charter)


         10307 Pacific Center Court, San Diego, CA 92121 (858) 882-6000
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                        12 1/2% Senior Notes Due 2010 and
                     14 1/2% Senior Discount Notes Due 2010
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            (Title of each class of securities covered by this Form)


                    Common Stock, par value $.0001 per share
                        Preferred Stock Purchase Rights
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

               Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [ ]              Rule 12h-3(b)(1)(ii)      [ ]
     Rule 12g-4(a)(1)(ii)   [ ]              Rule 12h-3(b)(2)(i)       [ ]
     Rule 12g-4(a)(2)(i)    [ ]              Rule 12h-3(b)(2)(ii)      [ ]
     Rule 12g-4(a)(2)(ii)   [ ]              Rule 15d-6                [X]
     Rule 12h-3(b)(1)(i)    [ ]

               Approximate number of holders of record as of the certification or notice date: Approx. 27 holders of the Senior Notes and approx. 17 holders of the Senior Discount Notes

               Pursuant to the requirements of the Securities Exchange Act of 1934, Leap Wireless International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  January 29, 2001         By:  /s/ JAMES E. HOFFMANN
                                   ---------------------------------------------
                                   Name: James E. Hoffmann
                                   Title: Senior Vice President, General
                                          Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.